Contact:	Craig Bald	NEWS RELEASE
	(262) 369-8163	For Immediate Release

THE MIDDLETON DOLL COMPANY ANNOUNCES
INTENTION TO COMMENCE TENDER OFFER TO REPURCHASE
ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES A

        Hartland, Wisconsin, August 13, 2007 – The Middleton Doll Company (OTCBB: DOLLP) announced today that its Board of Directors has approved the initiation of a tender offer to repurchase up to 300,000 shares of its Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (preferred stock), at a price of $14.00 per share. The tender offer is expected to commence on or about August 15, 2007 and to expire, unless extended, at 5:00 p.m., Eastern time, on or about September 13, 2007. The company will use available cash and cash equivalents to acquire shares in the tender offer.

        Under the tender offer, the company’s shareholders will have the opportunity to tender some or all of their shares at a purchase price of $14.00 per share. If holders of more than 300,000 shares properly tender, and do not withdraw, their shares, the company will purchase shares tendered by those shareholders, at the purchase price, subject to proration. Shareholders whose shares are purchased in the offer will be paid the purchase price in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions specified in the Offer to Purchase that will be distributed to shareholders.

        The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of the company’s preferred stock.

        Neither the company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Salvatore L. Bando, President and Chief Executive Officer and a director of the company, and David A. Geraldson, a director of the Company, who are the only executive officer and directors that own shares of preferred stock, have indicated that they will tender all of their shares in the offer. Shareholders must decide how many shares they will tender, if any.

        Shareholders and investors should read carefully the Offer to Purchase and related materials when they are available because they contain important information. Shareholders and investors may obtain a free copy of the Offer to Purchase and other documents that the company will filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov and at the company’s website http://www.themiddletondollcompany.com. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the Securities and Exchange Commission, without charge, from the company. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

        The Middleton Doll Company currently operates in two segments, consumer products and financial services. The company’s consumer products segment is comprised of Lee Middleton Original Dolls, Inc., a designer and marketer of lifelike collectible and play dolls, and License Products, Inc., which does business as FirsTime Manufactory, a designer and marketer of clocks and home decor products that are sold to major national retailers. The company’s financial services segment is comprised primarily of the remaining assets of the lending and real estate leasing business of its former subsidiary, Bando McGlocklin Small Business Lending Corporation, now owned by Lee Middleton Original Dolls. Beginning on January 4, 2006, the financial services segment began selling substantially all of its loans, loan participations and leased real estate properties. The company does not intend to continue in the financial services segment after the remaining financial services segment’s assets are sold.

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of the company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include: the degree of success of the strategy to reduce expenses and to increase revenue in the consumer products segment; the declining demand for collectible dolls in the consumer products segment; the company’s ability to provide the necessary cash to meet operating and working capital requirements beyond 2007; and the ability of the company to provide the necessary cash to continue to pay dividends on the preferred stock and to redeem the outstanding preferred stock.

The Middleton Doll Company news releases
are available on-line 24 hours a day at:
http://www.middletondollcompany.com

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